Exhibit 99.1

TAOMEE REPORTS UNAUDITED SECOND QUARTER 2013 FINANCIAL RESULTS

(Shanghai, China —August 22, 2013) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today reported its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter of 2013 Financial Highlights

•                          Total net revenues increased by 15% to US$12.0 million in the second quarter of 2013, as compared with US$10.5 million in the second quarter of 2012.

•                          Net income attributable to the holders of ordinary shares was US$0.3 million in the second quarter of 2013, as compared with US$3.2 million in the second quarter of 2012.

•                          Basic and diluted earnings per ADS(1) were US$0.01 and US$0.01, respectively in the second quarter of 2013 as compared with US$0.09 and US$0.08, respectively, in the second quarter of 2012.

•                          Non-GAAP net income attributable to holders of ordinary shares was US$1.6 million in the second quarter of 2013, as compared with US$3.8 million in the second quarter of 2012.

•                          Non-GAAP basic and diluted earnings per ADS were US$0.04 and US$0.04, respectively, in the second quarter of 2013, as compared with US$0.10 and US$0.10, respectively, in the second quarter of 2012.

Mr. Benson Wang, co-founder and chief executive officer of Taomee, stated, “This quarter’s results suggest improving trends in our business, and positive results from our efforts to expand our user base and strengthen our user monetization capabilities. Stable growth of our core games and strong sales of our newly launched interactive toys helped us beat our own guidance and consensus estimates by approximately 30%.”

“This quarter, we continued to execute a multi-pronged growth strategy on our cross-media platform, and achieved our goal of both online and offline business expansion. Our online division launched games on web and mobile Apple iOS platforms based on the Seer franchise, including Seer: Universal Force. Meanwhile, our offline division co-launched a new 3D film, Seer III: Universal Force, in partnership with Enlight Media2. The film is one of the most popular domestic animation films of 2013 with box-office revenue of over RMB 75 million. It is also the first time in our Company’s history that we released a film in conjunction with offline merchandise, online web and mobile games with the same franchise and characters. We believe this strategy will contribute to our future success in brand building and cross-marketing, which will lead to long-term profitability.” concluded Mr. Wang.

1Each American Depositary Share (“ADS”) represents twenty ordinary shares

2Beijing Enlight Pictures Co. Ltd.

Operational Results for Second Quarter of 2013

•                      Active paying accounts for the Company’s virtual worlds under operation in mainland China was 1.3 million in the second quarter of 2013, a decrease of 8% and 26% from 1.5 million in the first quarter of 2013 and 1.8 million in the second quarter of 2012, respectively, as the company did not commercially launch any new online games in recent quarters.

•                      Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB 37, an increase of 12% and 23% from the first quarter of 2013 and the second quarter of 2012, respectively. The quarter-over-quarter and year-over-year increase reflected improving monetization trends and results of the Company’s ongoing strategy to focus on expanding and strengthening the user base.

•                      The number of downloads for the mobile applications operated by the Company increased approximately 2.3 million in the second quarter of 2013, and totaled approximately 6.0 million for  the first half year of 2013.

Unaudited Financial Results for Second Quarter of 2013

Total Net Revenues

Total net revenues increased by 15% to US$12.0 million in the second quarter of 2013, as compared with US$10.5 million in the second quarter of 2012.

Net online business revenues remained stable as US$8.6 million in the second quarter of 2013, as compared with US$8.6 million in the second quarter of 2012.

Net offline business revenues increased by 79% to US$3.4 million in the second quarter of 2013, as compared with US$1.9 million in the second quarter of 2012. The increase was driven by the increase in interactive toy sales as the Company launched new toy products with characters from the simultaneously released game and film of “Seer III: Universal Force”.

Total Cost of Services

Total cost of services was US$3.5 million in the second quarter of 2013, as compared with US$2.3 million in the second quarter of 2012. The increase was primarily attributable to our expansion of offline business.

Online business related costs were US$1.8 million in the second quarter of 2013, as compared with US$1.7 million in the second quarter of 2012. The slight increase was primarily due to amortization costs associated with the Company’s upfront game licensing fees which has occurred since the third quarter of 2012.

Offline business related costs were US$1.7 million in the second quarter of 2013, as compared with US$0.6 million in the second quarter of 2012. The increase was mainly due to an increase in costs related to interactive toys business, which is a comparatively lower margin business and has contributed a larger portion in the total offline sales mix.

Gross Profit and Gross Margin

Gross profit increased by 5% to US$8.5 million in the second quarter of 2013, as compared with US$8.1 million in the second quarter of 2012.

Gross margin was 70.8% in the second quarter of 2013, as compared with 77.7% in the second quarter of 2012, partially due to the increased growth in offline business, which is a comparatively lower margin business as compared to online business, as a percentage of total net revenues from 18.2% in the second quarter of 2012 to 28.3% in the second quarter of 2013.

Gross margin for the online business was 79.5% in the second quarter of 2013, as compared with 80.2% in the second quarter of 2012.

Gross margin for the offline business was 48.8% in the second quarter of 2013, as compared with 66.4% in the second quarter of 2012, primarily attribute to the increased contribution by sale of interactive toys which have a lower margin than other products.

Total Operating Expenses

Total operating expenses was US$9.1 million in the second quarter of 2013, as compared with US$7.5 million in the second quarter of 2012.

•Product development expenses were US$3.3 million in the second quarter of 2013, as compared with US$3.0 million in the second quarter of 2012, which was partially due to the expansion of headcount.

•Sales and marketing expenses decreased 16% to US$2.4 million in the second quarter of 2013, as compared with US$2.8 million in the second quarter of 2012. The decrease was primarily due to the timing of film release, only part of film promotion expenses were recognized in this quarter, while the remaining part of the promotion expenses will be recognized in next quarter.

•General and administrative expenses were US$3.0 million in the second quarter of 2013, as compared with US$2.7 million in the second quarter of 2012.The increase was due to higher payroll and welfare expenses.

•Impairment of intangible assets was US$0.9 million in the second quarter of 2013, related to the remaining term of Wizard 101, a game for which the Company obtained a three-year exclusive license in 2011 and commercially launched in the third quarter of 2012.

Share of Profit/ Loss in Equity Method Investment

Share of profit/loss in equity method investments was a loss of US$0.07 million in the second quarter of 2013, as compared with a profit of US$0.4 million in the second quarter of 2012.

Profit/Loss from Operations

Loss from operations was US$0.5 million in the second quarter of 2013, as compared with a profit of US$0.7 million in the second quarter of 2012.

Net Income

Net income attributable to holders of ordinary shares was US$0.3 million, compared with US$3.2 million in the second quarter of 2012.

Basic and diluted earnings per ADS were US$0.01 and US$0.01, respectively, in the second quarter of 2013, as compared with US$0.09 and US$0.08, respectively, in the second quarter of 2012.

Non-GAAP net income attributable to holders of ordinary shares was US$1.6 million in the second quarter of 2013, as compared with US$3.8 million in the second quarter of 2012.

Non-GAAP basic and diluted earnings per ADS were US$0.04 and US$0.04, respectively, in the second quarter of 2013, as compared with US$0.10 and US$0.10, respectively, in the second quarter of 2012.

Cash and Cash Equivalents

As of June 30, 2013, the Company had US$114.3 million of cash and cash equivalents, compared with US$113.1 million as of March 31, 2013.

Share Repurchase Program

During the second quarter of 2013, Taomee had repurchased 78,611 ADSs. As of June 30, 2013 the Company had repurchased a total of 882,097 ADSs under the Company’s share repurchase program at an average price of approximately US$3.97 per ADS.

Business Highlights

•                      In the second quarter, 2013, Taomee launched interactive toy products, Spin Boom, based on the Seer franchise, and Spin Boom: Universal Force, the collectibles edition based on the film Seer III: Universal Force. The toys have features that are interactive with the online games in the Seer franchise.

•                      On July 12, 2013, Taomee, in partnership with Enlight Media, released Seer III: Universal Force, a domestically produced 3D film. It was the Company’s first feature film launched in conjunction with related online web and mobile games, as well as consumer products, interactive toys, books and trading cards. As of August 3, 2013, the film generated over RMB 75 million (US$12.0 million) in box-office revenue, which has exceeded the accumulated box-office revenue of the previous two films in the series.

•                      On July 19, 2013, Taomee launched the mobile game Seer: Universal Force on Apple’s iOS platform, which was ranked number 1 in paid apps in the China territory within 2 days after launch. On August 2, 2013, Taomee open beta launched the online web game of the same title.

•                      In July, 2013, Taomee hosted over 200 on-the-ground events and shows in over 40 cities, engaged and interacted with over 500,000 children and Taomee fans across China.

•                      On August 8, 2013, Taomee open beta launched Avatar Star, a cartoon style action game.

Outlook for Third Quarter of 2013

Net revenues for the third quarter of 2013 are expected to be in the range of US$13.0 million to US$13.5 million. We expect both online and offline net revenues to grow quarter-over-quarter and year-over-year. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation and impairment charges in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 a.m. Eastern Time (New York) on Thursday, August 22, 2013 (which is 8:00 p.m. Beijing Time on Thursday, August 22, 2013).

The dial-in details for the live conference call are:
Conference ID:	27038819
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-930-346
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://edge.media-server.com/m/p/2bekdgii/lan/en.  A telephone replay of the call will be available at 11:00am, Eastern Time on August 22, 2013 through 10:00am, August 30. The dial-in details for the telephone replay are:

Conference ID:	27038819
International:	+612-8199-0299
China:	400 1200 932

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one of the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, interactive toys, mobile applications, animated television series and movies. For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056-8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	June 30	March 31
	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	$114,303,400	$113,098,428
Short term investment	2,988,787	2,986,930
Accounts receivable	3,037,542	2,862,442
Inventories	323,889	182,308
Income tax recoverable	574,366	—
Due from related parties	247,532	303,268
Prepayments and other current assets	2,644,669	1,754,919
Deferred tax assets, current	3,021,232	2,977,761
Total current assets	127,141,417	124,166,056

Investments in equity investees	10,141,566	10,470,000
Property and equipment, net	1,647,495	1,390,231
Acquired intangible assets	562,503	1,539,503
Other assets	3,529,750	2,589,003
TOTAL ASSETS	$143,022,731	$140,154,793

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$1,535,364	$553,891
Income tax payable	—	33,993
Advance from customers	7,382,155	8,348,973
Due to related parties	237,904	179,910
Deferred revenue	11,927,360	12,269,666
Deferred tax liabilities, current	13,706	13,508
Accrued expenses and other current liabilities	5,755,154	3,996,112
Total current liabilities	26,851,643	25,396,053

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 735,277,726 and 735,820,028 shares issued; 730,919,046 and 734,247,808 outstanding as of March 31, 2013 and June 30, 2013, respectively)	14,716	14,706
Treasury stock	(323,870)	(857,867)
Additional paid-in capital	72,070,957	72,449,882
Retained earnings	40,718,694	40,374,332
Accumulated other comprehensive income	3,523,776	2,701,748
Taomee Holdings Limited shareholders’ equity	116,004,273	114,682,801
Non-controlling interests	166,815	75,939
Total equity	$116,171,088	$114,758,740

TOTAL LIABILITIES AND EQUITY	$143,022,731	$140,154,793

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	June 30,	March 31,	June 30,
	2013	2013	2012
Revenues:
Online business, net	$8,635,407	$8,183,073	$8,568,740
Offline business, net	3,404,026	1,411,829	1,904,624
Total net revenues	12,039,433	9,594,902	10,473,364

Cost of services
Online business	(1,767,903)	(1,748,437)	(1,695,167)
Offline business	(1,742,080)	(526,726)	(640,451)
Total cost of services	(3,509,983)	(2,275,163)	(2,335,618)

Gross profit	8,529,450	7,319,739	8,137,746

Operating income (expenses):
Product development	(3,309,258)	(3,294,735)	(2,983,713)
Sales and marketing	(2,381,940)	(1,727,418)	(2,835,240)
General and administrative	(2,950,988)	(2,977,947)	(2,711,214)
Impairment of intangible assets	(865,910)	—	—
Other operating income	448,631	747,208	1,063,284
Total operating expenses	(9,059,465)	(7,252,892)	(7,466,883)

Profit (loss) from operations	(530,015)	66,847	670,863

Interest income	631,997	760,734	666,848
Other income (expense), net	188,104	132,446	(282,010)
Income before income taxes and share of profit (loss) in equity method investments	290,086	960,027	1,055,701

Income tax (expense) benefit	141,211	(250,717)	1,778,930

Share of profit (loss) in equity method investments	(73,195)	250,642	373,994

Net income	358,102	959,952	3,208,625

Less: Net income (loss) attributable to noncontrolling interest	13,740	(1,663)	—

Net income attributable to holders of ordinary shares	$344,362	$961,615	$3,208,625
Earnings per ADS
-Basic	$0.01	$0.03	$0.09
-Diluted	$0.01	$0.03	$0.08
Weighted average number of shares used in calculation
- Basic	731,446,938	732,203,457	730,769,890
- Diluted	744,821,217	747,888,335	756,963,311

Taomee Holdings Limited - Unaudited Consolidated Statements of Comprehensive Income

	In USD, For three months ended
	June 30, 2013	March 31, 2013	June 30, 2012
Net income	$358,102	$959,952	$3,208,625
Other comprehensive income, net of tax
Foreign currency translation adjustments	822,028	146,178	(233,577)
Comprehensive income	1,180,130	1,106,130	2,975,048
Comprehensive income/(loss) attributable to noncontrolling interest	13,740	(1,663)	—
Comprehensive income attributable to Taomee Holdings Limited	1,166,390	1,107,793	2,975,048

	In USD, except for share data For three months ended
	June 30,	March 31,	June 30,
	2013	2013	2012
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$1,551,513	$1,561,627	$3,776,689
Share-based compensation	(341,241)	(600,012)	(568,064)
Impairment of intangible assets	(865,910)	—	—
GAAP net income attributable to holders of ordinary shares	$344,362	$961,615	$3,208,625

Non-GAAP diluted earnings per ADS
-Basic	$0.04	$0.04	$0.10
-Diluted	$0.04	$0.04	$0.10